Exhibit 99.3

FIRST AMENDMENT TO CREDIT AGREEMENT
FIRST AMENDMENT TO CREDIT AGREEMENT (this “First Amendment”), dated as of March 2, 2015 by and among PACIFIC DRILLING S.A., a Luxembourg corporation under the form of a société anonyme (the “Borrower”), the lenders party hereto (each, a “Lender” and, collectively, the “Lenders”) and CITIBANK, N.A., as Administrative Agent (in such capacity, the “Administrative Agent”). Unless otherwise indicated, all capitalized terms used herein and not otherwise defined shall have the respective meanings provided such terms in the Credit Agreement referred to below.
W I T N E S S E T H :
WHEREAS, the Borrower, the Lenders from time to time party thereto, and the Administrative Agent are parties to a Credit Agreement, dated as of October 29, 2014 (as amended, restated, supplemented or otherwise modified, the “Credit Agreement”);
WHEREAS, the Borrower seeks to amend the Credit Agreement to exclude Indebtedness incurred pursuant to the SSCF to provide pre-delivery, delivery and/or post-delivery financing of the Pacific Meltem from the calculation of the Leverage Ratio prior to June 30, 2016 (following the expiration of the current exclusion of all Indebtedness incurred pursuant to the SSCF on September 30, 2015).
WHEREAS, subject to the terms and conditions of this First Amendment, the parties hereto wish to amend certain provisions of the Credit Agreement as herein provided;
NOW, THEREFORE, it is agreed:

I.	AMENDMENTS TO CREDIT AGREEMENT.
1.    The definition of “Consolidated Net Debt” is hereby amended by deleting clause (ii) of the last proviso therein and replacing it with the following:
“(ii) (x) prior to September 30, 2015, Consolidated Net Debt shall exclude any Indebtedness incurred pursuant to the SSCF and (y) from September 30, 2015 to (but not including) June 30, 2016, Consolidated Net Debt shall exclude Indebtedness incurred pursuant to the SSCF to provide pre-delivery, delivery and/or post-delivery financing of the Pacific Meltem, provided that such extended exclusion under this subclause (y) shall not apply to calculations of the Leverage Ratio for purposes of determining the Applicable Margin.”

II.	MISCELLANEOUS PROVISIONS.
1.    In order to induce the Lenders to enter into this First Amendment, the Borrower hereby represents and warrants that (i) no Default or Event of Default exists as of the First Amendment Effective Date (as defined herein) before or after giving effect to this First Amendment and (ii) all of the representations and warranties contained in the Credit Agreement and in each of the other Credit Documents are true and correct in all material respects on the First Amendment Effective Date both before and after giving effect to this First Amendment, with the same effect as though such representations and warranties had been made on and as of the First Amendment Effective Date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects on and as of such date (it being understood that any representation or warranty that by its terms is made as of a specific date shall be true and correct in all material respects as of such specific date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct, only as of such specified date).
2.    This First Amendment is limited precisely as written and shall not be deemed to (i) be a waiver of or a consent to the modification of or deviation from any other term or condition of the Credit Agreement or the other Credit Documents or any of the other instruments or agreements referred to therein, or (ii) prejudice any right or rights which any of the Lenders or the Administrative Agent now have or may have in the future under or in connection with the Credit Agreement, as amended hereby, the other Credit Documents or any of the other instruments or agreements referred to therein. The Borrower confirms and agrees that the Credit Agreement and each of the Security Documents to which it is a party is and shall continue to be in full force and effect and is ratified and confirmed in all respects, except that, on and after the First Amendment Effective Date each reference in the Credit Agreement and the other Security Documents to “the Credit Agreement,” “thereunder,” “thereof,” “therein” or any other expression of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this First Amendment. The Administrative Agent, the Collateral Agent and the Lenders expressly reserve all their rights and remedies except as expressly set forth in this First Amendment.
3.    This First Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts when executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this First Amendment by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Amendment.
4.    THIS FIRST AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.
5.    Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York and of any New York State court sitting in New York County, Borough of Manhattan, and any appellate court from any such federal or state court, for purposes of all suits, actions or legal proceedings arising out of or relating to this First Amendment and the Credit Agreement or the transactions contemplated hereby or thereby. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. EACH OF THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS FIRST AMENDMENT, THE CREDIT AGREEMENT OR THE ACTIONS OF THE ADMINISTRATIVE AGENT OR ANY LENDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.
6.    This First Amendment shall become effective on the date (the “First Amendment Effective Date”) when (i) the Borrower and the Required Lenders shall have signed a counterpart hereof (whether the same or different counterparts) and shall have delivered (including by way of facsimile or other electronic transmission) the same to the Administrative Agent, (ii) each Subsidiary Guarantor shall have signed a counterpart of the acknowledgment attached to this First Amendment (whether the same or different counterparts) and shall have delivered (including by way of facsimile or other electronic transmission) the same to the Administrative Agent, (iii) the Borrower shall have paid to the Administrative Agent all reasonable

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out-of-pocket costs and expenses in connection with the First Amendment (including, without limitation, the reasonable fees and expenses of Baker Botts L.L.P.) and (iv) the Borrower shall have paid to the Administrative Agent for further distribution to the approving Lenders an amendment fee in accordance with that certain Consent Request Relating to the First Amendment to the 2014 Revolving Credit Agreement, dated as of February 9, 2015, delivered by the Borrower to the Administrative Agent.
7.    This First Amendment is a Credit Document for the purposes of the Credit Agreement and the other Credit Documents. From and after the First Amendment Effective Date, all references in the Credit Agreement and each of the other Credit Documents to the Credit Agreement shall be deemed to be references to the Credit Agreement, as amended hereby.
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IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this First Amendment as of the date first above written.
PACIFIC DRILLING S.A.
By: /s/ CHRISTIAN J. BECKETT
Name: Christian J. Beckett
Title: Director

Signature page to First Amendment to Credit Agreement

Each of the undersigned, as Subsidiary Guarantors under the U.S. Subsidiary Guaranty dated as of October 29, 2014 (as amended, restated, supplemented or otherwise modified, the "Guaranty"), and as debtors, mortgagors, and/or grantors under the Security Documents, hereby (a) consents to this First Amendment, and (b) confirms and agrees that the Guaranty and each of the Security Documents to which it is a party is and shall continue to be in full force and effect and is ratified and confirmed in all respects, except that, on and after the First Amendment Effective Date each reference in the Guaranty and the other Security Documents to “the Credit Agreement,” “thereunder,” “thereof,” “therein” or any other expression of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this First Amendment.

PACIFIC DRILLING HOLDING (GIBRALTAR) LIMITED

By: /s/ CHRISTIAN J. BECKETT
Name: Christian J. Beckett
Title: Director

PACIFIC DRILLING VIII LIMITED

By: /s/ CHRISTIAN J. BECKETT
Name: Christian J. Beckett
Title: President

Signature Page to Amendment No. 4

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

CITIBANK, N.A., as Administrative Agent, and Lender

By: /s/ ROBERT MALLECK
Name: Robert Malleck
Title: Vice President

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

STANDARD CHARTERED BANK

By: /s/ STEPHEN HACKETT
Name: Stephen Hackett
Title: Regional Head, Structured Finance

By: /s/ HSING H. HUANG
Name: Hsing H. Huang
Title: Associate Director

Signature page to Second Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

CRÉDIT INDUSTRIEL ET COMMERCIAL, as Lender

By: /s/ ANDREW MCKUIN
Name: Andrew McKuin
Title: Managing Director

By: /s/ ADRIENNE MOLLOY
Name: Adrienne Molloy
Title: Managing Director

Signature Page to Amendment No. 4

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

DEUTSCHE BANK AG NEW YORK BRANCH

By: /s/ KELVIN JI
Name: Kelvin Ji
Title: Director

By: /s/ LYNSEY ROBERTSON
Name: Lynsey Robertson
Title: Assistant Vice President

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, as Lender

By: /s/ JEROME DUVAL
Name: Jerome Duval
Title: Managing Director

For institutions requiring a second signature block:

By: /s/ MICHAEL CHOINA
Name: Michael Choina
Title: Director

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

THE BANK OF NOVA SCOTIA

By: /s/ J. FRAZELL
Name: J. Frazell
Title: Director

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

NIBC BANK N.V.

By: /s/ W.A. VAN WIJNGAARDEN
Name: W.A. van Wijngaarden
Title:

For institutions requiring a second signature block:

By: /s/ A.H. DE RIDDER
Name: A.H. de Ridder
Title:

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

NORDEA BANK AB, LONDON BRANCH

By: /s/ MARTIN KAHM
Name: Martin Kahm
Title: Head of Offshore & Oil Services, London

For institutions requiring a second signature block:

By: /s/ JUSTIN MARTIN
Name: Justin Martin
Title: Vice President

Signature page to First Amendment to Credit Agreement

SIGNATURE PAGE TO THE FIRST AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

DNB CAPITAL LLC, as Lender

By: /s/ BARBARA GRONQUIST
Name: Barbara Gronquist
Title: Senior Vice President

For institutions requiring a second signature block:

By: /s/ CATHLEEN BUCKLEY
Name: Cathleen Buckley
Title: Senior Vice President

Signature page to First Amendment to Credit Agreement